MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

July 27, 2017, by email to: gaborj@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (1) Filed June 20, 2017

File No. 000-27039

Dear Mr. Gabor:

This office represents Marijuana Company of America, Inc. concerning your comment letter dated July 17, 2017. The specific comments below are numbered to correspond to your comment letter.

Business, page 3

2. We note the statement on page 1 that hempSMART is "focused on the development and sale of legal hemp based products" and on your web page that "hempSMART does not sell or distribute any products that are in violation of the United States Controlled Substances Act." However, on page 10 you state "Marijuana and CBD are Schedule I controlled substances and are illegal under federal law. Even in states that have legalized the use of marijuana and/or CBD, its sale and use remain violations of federal law." Please reconcile your disclosure and clarify what you mean by "legal" hemp-based products.

Response: The Company will amend its web page and this disclosure in the Form 10 to properly distinguish between its Marijuana, CBD and “legal hemp” products. To clarify the Company’s position regarding “legal hemp” products, the Controlled Substances Act (Title 21 U.S.C. § 802) excludes from its definition of marijuana as a Schedule 1 drug “…the mature stalks of such plant, fiber produced from such stalks, oil or cake made from the seeds of such plant, any other compound, manufacture, salt, derivative, mixture, or preparation of such mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of such plant which is incapable of germination.”

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U.S. Securities and Exchange Commission

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In 21 C.F.R. Part 1308, the U.S. Department of Justice, Drug Enforcement Agency, provided: “DEA believes that industrial "hemp" products such as paper, clothing, and rope, when used for legitimate industrial purposes (not for human consumption) meet the criteria of section 811(g)(3)(B) and Sec. 1308.23. Legitimate use of such products cannot result in THC entering the human body. Moreover, allowing these products to be exempted from CSA control in no way hinders the efficient enforcement of the CSA. Accordingly, DEA believes that these types of industrial products should be exempted from application of the CSA, provided they are not used, or intended for use, for human consumption. Included in the category of lawful hemp products are textiles, such as clothing made using fiber produced from cannabis plant stalks. Also in the lawful category are personal care products that contain oil from sterilized cannabis seeds, such as soaps, lotions, and shampoos…in order to provide some guidance to the public, the following are some of the more common "hemp" products that are exempted (non-controlled) under this final rule, provided they are not used, or intended for use, for human consumption: paper, rope, and clothing made from fiber derived from cannabis stalks, industrial solvents made with oil from cannabis seeds, and bird seed containing sterilized cannabis seed mixed with seeds from other plants (or other ingredients not derived from the cannabis plant). Personal care products (such as lotions and shampoos) made with oil from cannabis seeds are also generally exempted.”

U.S. Customs and Border Protection policy provides, regarding the importation of industrial hemp: “Hemp products such as paper, rope, and clothing (which contain fiber made from the cannabis plant) and animal feed mixtures, soaps, and shampoos (which contain sterilized cannabis seeds or oils extracted from the seeds), etc. may be imported into the United States.”

Thus, in the Company’s amended Form 10, the above will guide its disclosures and descriptors of “legal hemp” products to be consistent with U.S. law, and distinguish them from the Company’s other products. However, the Company notes that ongoing litigation, administrative policies and rules are changing very rapidly in this industry. In 2004, the 9th Circuit struck down the DEA’s attempt to regulate non-psycho-active hemp, holding in the case of Hemp Industries Association USA, LLC, et al. vs. DEA that: “[The DEA] cannot regulate naturally-occurring THC not contained within or derived from marijuana-i.e., non-psychoactive hemp products-because non-psychoactive hemp is not included in Schedule I. The DEA has no authority to regulate drugs that are not scheduled, and it has not followed procedures required to schedule a substance.” On January 13, 2017, the Hemp Industry Association USA, LLC sought review of the DEA’s decision to classify CBD as a Schedule 1 drug in the 9th Circuit Court of Appeals. Currently, many food products containing CBD derived from industrial hemp are being sold by major retailers and consumed nationwide. The failure of the DEA to make a distinction regarding CBD thus derived is certainly at issue and will likely be the subject of litigation.

To the extent that new administrative regulations, DOJ guidelines and statutory and common law impact the Company’s business going forward, the Company will include a disclosure that it will update the Form 10 to reflect those changes, if and when they occur.

3. We note your statement that your hempSMART Brain product is considered a "nutraceutical." The term "nutraceutical" has no meaning in FDA rules and regulations. To the extent you use the term to describe your product, you should clearly define the term the first time it is used and briefly explain why it is an accurate descriptor of your product.

Response: The Company will amend its Form 10 to strike the word nutraceutical and replace it with “product,” relating to the Company’s Cannabis and CBD products, as this is a more accurate descriptor. The Company will also clarify its disclosure to include that its products are considered at this time to be Schedule 1 drugs under the CSA; are meant to only be sold in those states and jurisdictions where Cannabis and CBD products have been made legal for either medicinal or recreational use, consistent with current DOJ guidelines announced on August 29, 2013, when the U.S. Department of Justice issued a memorandum providing that where states and local governments enact laws authorizing cannabis-related use, and implement strong and effective regulatory and enforcement systems, the federal government will rely upon states and local enforcement agencies to address cannabis activity through the enforcement of their own state and local narcotics laws. To date, the FDA has not approved regulations or a marketing application for marijuana for any indication. The FDA generally evaluates research conducted by manufacturers and other scientific investigators. The FDA’s role, as laid out in the Federal Food, Drug, and Cosmetic (FD&C) Act, is to review data submitted to the FDA in an application for approval to assure that the drug product meets the statutory standards for approval.

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U.S. Securities and Exchange Commission

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4. We note the disclosure on page 6 regarding Cannabinoid Oil ("CBD") and your statements of the effect of CBD in treating a number of physical conditions and diseases. Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also include the sanctions for non-compliance with FDA regulation.

Response: Please see the response to No. 3 above. The Company will amend its Form 10 filing to delete the previous disclosures noted on page 6 in which the Company observed that: “…a large body of anecdotal medical and scientific research exists to support claims that CBD is helpful in treating a number of physical conditions and diseases, including chronic pain, rheumatoid arthritis, anxiety, and post-traumatic stress disorder (“PTSD”),” as this information is anecdotal in nature and is not a claim that CBD heals, mitigates, cures or prevents any disease, illness or malady.

The Company will include amendments to its Form 10 that clarifies the scope of the Schedule 1 classification of the Company’s Cannabis and CBD products and include a statement that the FDA has not approved regulations or a marketing application for marijuana for any indication.

hempSMART, page 6

5. We note your statement that there is a "large body of anecdotal medical and scientific research to support claims that CBD is helpful in treating a number of physical conditions and diseases...." Please revise to remove this statement regarding the medicinal effects of CBD, as products containing CBD have not been approved by FDA for the diagnosis, cure, mitigation, treatment, or prevention of any disease.

Response: Please see the responses to Nos. 3 and 4 above. The Company will amend its Form 10 to remove this statement.

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 7

6. Revise this section as well as your Liquidity and Capital Resources section to quantify and discuss the status of the pending funding commitments under the joint venture and licensing arrangements. To the extent possible, also quantify and more clearly describe your operational and service commitments under these joint venture and licensing arrangements.

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Response: The Company will amend its Form 10 to revise and supplement its disclosures to discuss and quantify the joint venture and licensing agreements, and to also include a discussion of the Company’s operational and service commitments, noting the following for your information:

The Bougainville Joint Venture

The joint venture agreement with Bougainville Ventures, Inc., commits the Company to raise one million dollars, and to participate as a member of the joint venture board of directors, along with a representative of Bougainville Ventures, Inc. and Mr. Ron Ryan. With respect to Company’s financial obligations to raise capital, on July 3, 2017 the Company entered into a secured convertible promissory note with St. George Investments, LLC, a Utah Limited Liability Company, for the receipt of funds for the Bougainville joint venture in the gross amount of $752,500.00. The amount due under the note, including interest, is due 16 months after execution, or November 3, 2018. St. George Investments, LLC has the right to convert amounts due under the note to restricted common stock at prices defined in the transaction documents that will be included as exhibits to the Company’s amended Form 10. The funding will occur in four payments as follows: $375,000.00 upon execution; $25,000 within thirty days; $25,000 within sixty days; and, $250,000 within ninety days. The note is partially secured by a lien interest on the land owned by Bougainville Ventures, Inc.

The operational aspects of the Bougainville Ventures joint venture regarding the grow operation are left to a “Manager/Master Grower” selected by Bougainville Ventures and Mr. Ryan. The Company’s only other operational obligations are to utilize its experience in product development, along with its affiliate sales program to develop possible products using the marijuana grown by the joint venture, but only in those jurisdictions where Cannabis has been made legal for either medicinal or recreational use, consistent with current DOJ guidelines announced on August 29, 2013 (noted above in Response to Comment No. 3).

The GateC Joint Venture

The Company agreed to raise a total of $1.5 million dollars over a six-month period to finance the grow operation in Adelanto, California, subject to the parties organizing a new business entity to operate the joint venture project, in which the Company would participate as a member of the board of directors. To date, no funds have been raised by the Company. A Master Grower and others will be tasked with the operation of the joint venture project. The Company’s only other operational participation would be to utilize its experience in product development along with its affiliate sales program to develop possible products using the marijuana grown by the joint venture but only in those jurisdictions where Cannabis has been made legal for either medicinal or recreational use, consistent with current DOJ guidelines announced on August 29, 2013 (noted above in Response to Comment No. 3).

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts,

7. We note your risk factor on page 14 states that if you fail to protect your IP, your business could be adversely affected. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

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U.S. Securities and Exchange Commission

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Response: The Company will amend the noted Risk Factor to include a disclosure that since the Company’s intellectual property refers to products that are classified as a Schedule 1 drug under the Controlled Substances Act and other applicable state laws, and are thus illegal, the Company’s ability to enforce intellectual property rights may be hindered or disallowed altogether, thereby not providing the Company with any protection of its intellectual property.

Management's Discussion and Analysis of Financial Condition and Results of Operations for 2016 and 2015 Comparison of 2016 to 2015,

8. Revise to provide a discussion of the comparative interim periods for the first quarters of 2017 and 2016. Tell us the basis for your assertion on page 16 that you "undertake no duty to update this information." Refer to Item 303(b) of Regulation S-K, and revise your disclosure to reflect your duty to have current information as of the date of effectiveness as well as your future reporting duties to be triggered by effectiveness.

Response: The Company will revise its Form 10 to include a discussion of the comparative interim periods for the first quarters of 2017 and 2016 in the following disclosure:

The net loss for the quarters ended March 31, 2017 and March 31, 2016 were $18,078,284 and $1,091,498, respectively. The $18,078,284 loss was mainly a combined result of having general and administrative expenses of $17,978,754 in Q1 2017 and $1,091,498 in Q1 2016 and interest expense of $121,721 for the quarter ended March 31, 2017. The primary components of the $17,978,754 in general and administrative expenses for Q1 2017 were as follows: $527,753 of consulting fees, $97,500 in officer’s compensation and $17,218,750 of stock based compensation. The primary components of general and administrative expenses of $1,091,498 for Q1 2016 were as follows: $220,000 in consulting fees, $97,500 in officer’s compensation, $720,000 in stock based compensation. We expect the officer’s compensation to remain constant each quarter and for there to be a decrease in consulting expenses as the Company is striving to compensate more of its consultants with cash rather than stock. During Q1 2016, the Company had access to limited cash reserves and thus needed to compensation consultants with more stock.

The Company’ achieved a gross margin percentage of 43% for Q1 2017 and did not have a gross margin for Q1 2016 as the Company was in the development stage and had not made any sales. The Company expects this gross margin percentage to increase marginally as it achieves greater economies of scale from higher volumes of sales and is consequently able to purchase inventory at lower prices.

There was no interest expense in Q1 2016. Operating expenses increased by $16,884,955 from March 31, 2016 to March 31, 2017 primarily due to stock bonus compensation issued to officer’s amounting to $17,097,500 in expense for Q1 2017, and the Company issuing restricted stock as compensation to independent contractors in the amount of $527,753 for the quarter ending March 31, 2017.

For the quarter ended March 31, 2017, the Company had $63,026 in cash (December 31, 2016 -$147,486), Accounts Payable of $371,459 (December 31, 2016 - $324,889), accrued compensation of $92,727 (December 31, 2016 - $32,710), notes payable and accrued interest of $7,487 (December 31, 2016 - $7,487), and a stockholder’s deficit of $450,336 (December 31, 2016 - $129,801).

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U.S. Securities and Exchange Commission

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The Company will also delete from its Form 10 is assertion that it "undertake no duty to update this information," and will include a disclosure consistent with Item 303(b) of Regulation SK.

9. Revise your comparative discussions to provide quantification of the expense categories and specific factors you identify or discuss in this section. Revise to identify and quantify the "various other general and administrative cost increases" that affected the periods presented. More clearly discuss the trends experienced in your various expense categories, specifically discussing the extent to which you expect those trends to continue to similarly affect those respective expense categories. Quantify and discuss your gross profit margin percentages for the periods presented. Discuss the reasons for the changes in the percentage between periods, and discuss the extent to which you expect the trends experienced to date or other known trends to affect your gross margin.

Response: Please see the response that is incorporated in the response of question 8 above.

Directors and Executive Officers,

10. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

Response: The Company will amend its Form 10 to identify the information required by Item 401(e)(1) of Regulation SK.

Security Ownership of Certain Beneficial Owners and Management,

11. Please provide disclosure required by Regulation S-K Item 403 with respect to the beneficial owners of your outstanding class of preferred stock.

Response: The Company will amend its disclosure by including the required table in Item 403.

Certain Relationships and Related Transactions, and Director Independence,

12. Please expand to provide disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 404(d).

Response: The Company will amend its Form 10 to include the table required by Item 404(d) of Regulation SK.

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U.S. Securities and Exchange Commission

July 27, 2017

Recent Sales of Unregistered Securities,

13. Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Response: The Company will amend its Form 10 to comply with Item 701(b) of Regulation SK.

14. Please disclose the consideration for each transaction, the specific exemption for each transaction and the facts supporting reliance upon the exemption, as required by Item 701(c) and (d) of Regulation S-K.

Response: The Company will amend its Form 10 to comply with Item 701(c) and (d) of Regulation SK.

Description of Registrant's Securities to be Registered,

15. In light of the 10 million outstanding shares of Class A preferred stock that entitle the holders to exercise 100 votes for each share of Class A preferred stock held, please clarify your statement that "holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter...."

Response: The Company will amend its Form 10 to clarify that the beneficial owners of the Class A Preferred Stock have voting rights and preferences that will enable them, in any corporate matter or action requiring a vote of the stockholders under Utah law, to exercise votes equal to 100 votes for every single share of Class A Preferred stock beneficially owned. Thus, the current beneficial owners of the Company’s Class A Preferred stock control, based upon the voting preferences granted by the designated preferences, control in excess of 50% of the votes eligible to be cast, and so may be able to control the decisions regarding corporate actions under Utah law that are assigned to a vote of the stockholders, including but not limited to: (i) the sale of all or substantially all of its property; (ii) the election of directors; (iii) dissolving the corporation; (iv) amending the articles of incorporation; and, (v) approving a merger or consolidation.

Preferred Stock,

16. Please expand your disclosure of the voting rights associated with the outstanding Class A preferred stock to indicate whether the holders vote as a single class or if they vote together with the holders of common stock. Please also clarify whether the rights of holders of Class A preferred stock can be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.

Response: The Company will amend its Form 10 to clarify that the beneficial owners of the Class A Preferred Stock vote with the common stockholders and the designated preferences cannot be modified but for a majority vote of the common shares eligible to vote as a class.

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U.S. Securities and Exchange Commission

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Consolidated Financial Statements Note 1 -- Significant Accounting Policies,

17. You disclose that you changed your business model and experienced a change of control in 2015. Revise to more clearly disclose how you treated this change in control in your financial statements, and tell us how you determined your presentation was appropriate. Revise your financial statements as well as Management's Discussion and Analysis to clearly disclose the extent to which the expenses presented for 2015 relate to the predecessor business versus your successor business model.

Response: The Company will amend its Form 10 to revise its financial statements and Management’s Discussion and Analysis in the following disclosure:

The Company has an immaterial amount of expenses and income due to the prior operations of Converge Global prior to the change in control. Consequently, there are no meaningful discontinue operations to report on the audited financial statements. A disclosure of the insignificance of the discontinued operating activity will be added to the updated footnotes to the financial statements.

Below is an excerpt from page 5 that provides details pertaining to the change in control. We will add this disclosure to the footnotes at F-21 as well.

On September 4, 2015, Donald Steinberg and Charles Larsen purchased 400,000,000 shares of restricted common stock and 10,000,000 shares of the Preferred Class A stock from the Company’s President, Cornelia Volino, in exchange for $105,000.00. The purchases by Messrs. Steinberg and Larsen were in equal amounts. On September 9, 2015, Donald Steinberg was appointed Chairman of the Board, Chief Executive Officer and Secretary of the Company. Mr. Larsen was appointed to the Board of Directors. The former officers and directors of the Company resigned concurrent with the new appointments. By virtue of Messrs. Steinberg and Larsen’s stock purchase and appointment to the Company’s Board of Directors, a purchase or sale of a significant amount of assets not in the ordinary course of business and a corresponding change of control occurred. The Company reported the change of control in its September 30, 2015 quarterly report filed with the OTC Markets. Thereafter, the Company’s business plans and operations changed to focus on the legalized hemp and marijuana business more fully discussed in this filing. The Company changed its name and trading symbol on December 1, 2015.

18. Revise your balance sheet or footnotes to provide a quantified breakdown by major class of inventory. Refer to ASC 210-10-S99-1.

Response: The Company will amend its Form 10 footnote disclosures for inventory to explicitly set forth the major classes and components of inventory reported on the balance sheet. The specific disclosure that shall be added is as follows:

As of December 31, 2016, and March 31, 2017 the various components of inventory were as follows:

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U.S. Securities and Exchange Commission

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	December 31, 2016	March 31, 2017
Raw Materials Inventory	$0	$0
WIP Inventory	$34,204	$34,204
Finished Goods Inventory	$49,270	$45,922
Total Inventory	$83,474	$80,126

Exhibits

19. Please file your Equity Incentive Plan as an exhibit pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Response: The Company will amend its Form 10 to include the Equity Incentive Plan as an exhibit.

20. You state on page 23 that you have entered into an employment agreement with each of your named executive officers. Please file these employment agreements as exhibits per Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company will amend its Form 10 to include the Employment Agreements as exhibits.

21. Please file the agreement with CBD Global, Inc. referenced on page 7, or tell us why you do not believe it is required to be filed as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company will amend its Form 10 to include the agreement with CBD Global, Inc. as exhibits.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

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U.S. Securities and Exchange Commission

July 27, 2017

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer

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